October 21, 2008
Mr. Dennis C. Hult, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC 20549
VIA EDGAR AND FACSIMILE
RE: I-Flow Corporation Responses to Comment Letter Dated October 7, 2008
Dear Mr. Hult:
Please find below the responses of I-Flow Corporation (the “Company”) to the comments issued in the letter dated October 7, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Form 10-Q for the quarter ended June 30, 2008. For your convenience, the Staff’s comments are reproduced before each response, and the responses appear in the order of the Staff’s comments.
#1, Note 8. Fair Values of Financial Instruments, page 13
SEC Comment:
Please refer to prior comment 5 in our letter dated September 2, 2008. We note your response and do not see in your proposed disclosure the tabular presentation of investments with unrealized losses as required by paragraph 17a of FASB Staff Position SFAS No. 115.1. In this regard, we believe your proposed disclosure is too generic and does meet the requirements of paragraph 17b. Please expand your disclosure in future filings to provide sufficient information to allow the reader to understand the quantitative disclosures and information that you considered (both positive and negative) in reaching the conclusion that the impairment(s) are other than temporary. Refer to the inclusions required by paragraph 17b and your response to Comment 4.
Response:
The Company has determined that the continuing decline in the fair value of the investment in HAPC common stock during the three and nine months ended September 30, 2008 was other than temporary for the following reasons: the severity of the decline in market value from $4.15 per share as of December 31, 2007 to $3.02 per share as of June 30, 2008 to $2.35 per share as of September 30, 2008, which represents a decrease of 43% and 22% in per share price from December 31, 2007 and June 30, 2008, respectively; the uncertainty of the current market conditions; and the Company’s belief that the twelve month holding period will not be sufficient to allow for recovery of the fair value of the investment in HAPC common stock. Below is the disclosure that the Company intends to include in Note 8 Fair Values of Financial Instruments regarding the impairment of the HAPC common stock, which the Company intends to include in its September 30, 2008 Form 10-Q to be filed with the SEC on or before November 10, 2008:
“Since October 2007 the share price of HAPC common stock has significantly decreased from the Company’s purchase price of $5.97 per share. During the year ended December 31, 2007, the Company recognized an other-than-temporary impairment of approximately $6.1 million. The Company has determined that further decline in the fair value of the investment in HAPC common stock during the nine months ended September 30, 2008 was other than temporary and recorded $4.6 million in impairment during the third quarter of 2008. The Company’s strategy for the investment in HAPC common stock is to hold for a recovery period within a range of twelve months. Due to the continuing decline of the fair value of HAPC common stock, the uncertainty of the current market conditions and the Company’s belief that the twelve month holding period will not be sufficient to allow for recovery of the fair value of the investment in HAPC common stock, the Company recorded the impairment loss and established a new cost basis in the investment as of September 30, 2008 in accordance with SFAS 115 and FSP 115-1.”
The Company will comply with all of the disclosure requirements of SFAS No. 115 and FSP 115-1 in all future filings. The Company will include the tabular presentation of investments with unrealized losses in its future “annual financial statements” as required by FSP 115-1. The Company will disclose the following expanded discussion in its future annual filings for each period presented (the format of the December 31, 2008 annual filing is set forth as the example below):
“The following tables summarize the Company’s investments.

December 31, 2008
Gross
	Amortized	Unrealized
	Cost	Losses	Fair Value
(Amounts in thousands)
Money market funds.	$xxx	$(xx)	$xxx
Certificates of deposits.	xxx	(xx)	xxx
Corporate debentures and bonds	xxx	(xx)	xxx
Commercial paper.	xxx	(xx)	xxx
Common stock(1).	xxx	(xx)	xxx

Total.	$xxx	$(xx)	$xxx

(1)	Represents the Company’s investment in 2.8 million shares of common stock of InfuSystem Holdings, Inc., formerly known as HAPC, Inc. (“HAPC”). The shares were purchased in October 2007 in connection with the then-pending sale of InfuSystem, Inc. (“InfuSystem”) to HAPC. The Company disclosed its intentions to vote such shares in favor of the acquisition. The shares were purchased at an original price of $5.97 per share through private transactions with third parties totaling approximately $17 million. Since the time the shares of HAPC common stock were purchased by the Company, the share price of HAPC common stock has significantly decreased from the Company’s purchase price of $5.97 per share. During the year ended December 31, 2007, the Company recognized an other-than-temporary impairment of approximately $6.1 million.
The Company reviews its investments for impairment in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”), and FASB Staff Position SFAS No. 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”). Impairment charges are recognized when a decline in fair value is judged to be other-than-temporary. The Company considers available quantitative and qualitative evidence (both positive and negative) in evaluating potential impairment of its investment, including factors such as the Company’s holding strategy for the investment, general market conditions, the duration and extent to which the fair value is less than cost, specific adverse conditions related to the financial health of the investee and the Company’s intent to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis is established in the investment.”
The Company will include expanded discussions relevant to the facts and circumstances during the reporting period relating to its conclusion on whether the decline in fair value in the investment in HAPC common stock is deemed temporary or other-than-temporary. If the Company deems the decline in fair value to be temporary, it will disclose the following expanded discussion in its future annual filings (the format of the December 31, 2008 annual filing is set forth as the example below):
“The Company has determined gross unrealized losses during the year ended December 31, 2008 are temporary in nature based on available evidence as of the current period. The Company’s strategy for the investment in HAPC common stock is to hold for a recovery period within a range of twelve months. HAPC’s future prospects appear to have improved as its revenues and cash flow continue to grow. Revenues for HAPC have increased XX% in the period [describe period] compared to the prior year. The Company is not aware of any adverse changes to HAPC’s financial condition that may affect HAPC’s future earnings potential. In addition to the Company’s intent to hold the investment during the recovery period, the Company also believes it has the ability to hold the investment for the foreseeable future due to the Company’s strong liquidity position, which was primarily due to the proceeds received from the sale of InfuSystem. As a result, the Company believes that the twelve month holding period will be sufficient to allow for recovery of the fair value of the investment in HAPC common stock. There can be no assurance that impairment charges will not be required in the future, and any such amounts may have an adverse effect on the Company’s net income or increase net losses.”

#2, Note 8. Fair Values of Financial Instruments, page 13
SEC Comment:
Further, we note from your response that you “changed [your] holding strategy for the investment from an intention to immediately sell the investment to a strategy to hold for a recovery period within a range of twelve months.” Please revise future filings to disclose the company’s change in strategy and whether or not you have the intent and ability to hold the investment until the expected recovery of its value.
Response:
The Company will include an expanded discussion in its future filings regarding the Company’s change in strategy and whether or not it has the intent and ability to hold the investment until the expected recovery of its value. See response to #1 for an example of the expanded disclosure.
The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Please contact me at (949) 206-2686 should you need any additional information or if there is any question.
Sincerely,
/s/ James R. Talevich

James R. Talevich
Chief Financial Officer, I-Flow Corporation
Cc: Mark Shurtleff, Gibson, Dunn & Crutcher LLP